UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Input/Output, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

457652105

(CUSIP Number)

Laitram, L.L.C.

220 Laitram Lane

Harahan, Louisiana 70123

(504) 733-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457652105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) Laitram, L.L.C. I.R.S. Identification No. 76-0719479
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Louisiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

         7,905,344 shares of Common Stock, $0.01 par value per share (“Common Stock”)

  8.    Shared Voting Power

         0 shares of Common Stock

  9.    Sole Dispositive Power

         7,905,344 shares of Common Stock

10.    Shared Dispositive Power

         0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,905,344 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 12 Pages

CUSIP No. 457652105

SCHEDULE 13D

Preliminary Statement

This filing by Laitram, L.L.C. (sometimes called the “Reporting Person”) amends a Schedule 13D filed by The Laitram Corporation on March 25, 1999 and amendments thereto filed on April 28, 2003, January 13, 2004 and July 2, 2004. These filings relate to equity securities of Input/Output, Inc. (“I/O”). Only the amendments to the Schedule resulting from the transactions reported in Item 5 and from events occurring after July 2, 2004 are reproduced below. For a discussion of prior acquisitions by the Reporting Person of I/O shares and related matters, please see the original Schedule 13D and the amendments thereto.

James M. Lapeyre, Jr. is the President of the Reporting Person. He is also a director of I/O and Chairman of its Board of Directors. As a director of I/O, Mr. Lapeyre may take an active role in corporate strategy and business decisions involving I/O. The Reporting Person (and its predecessor, The Laitram Corporation) have elected to file this Statement on Schedule 13D rather than Schedule 13G as a precautionary measure in case Mr. Lapeyre’s actions in his capacity as an I/O director are attributed to the Reporting Person or should the Reporting Person, as a shareholder of I/O, be a participant in a transaction involving I/O. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that the actions of Mr. Lapeyre are attributable to the Reporting Person, and the Reporting Person hereby disclaims any such actions by Mr. Lapeyre. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that such a statement is required to be filed pursuant to Section 240.13d-1(e), or otherwise, or that the Reporting Person holds securities of I/O with a purpose or effect of changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect. The election to file on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that the Reporting Person does not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as a person who, among other things, has not acquired such securities with any purpose of, or with the effect of, changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of I/O, a Delaware corporation, whose principal executive offices are located at 12300 Parc Crest Drive, Stafford, Texas 77477.

ITEM 2. Identity and Background.

This statement is filed on behalf of Laitram L.L.C., a Louisiana limited liability company. The information required to be reported under this Item 2 with respect to each executive officer, manager and controlling person of Laitram, L.L.C., and each officer and director of Laitram Group, Inc., the parent company of Laitram, L.L.C, is set forth in Schedule A attached hereto and incorporated herein by reference.

Page 3 of 12 Pages

CUSIP No. 457652105

Laitram, L.L.C.’s principal business is acting as the parent holding company of five wholly-owned subsidiaries which design, manufacture and sell industrial products. Its parent company, Laitram Group, Inc., is a holding company for Laitram, L.L.C. and is a Louisiana Corporation. Laitram, L.L.C.’s and Laitram Group, Inc.’s address and the address of their principal offices is 220 Laitram Lane, Harahan, Louisiana 70123.

During the last five years, neither Laitram, L.L.C. nor its predecessors nor, to the best of its knowledge, Laitram Group, Inc. nor any of the persons listed on Schedule A hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the individuals listed on Schedule A hereto is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

The purchase price for the shares of I/O Common Stock purchased by Laitram, L.L.C. (“Laitram”), as described in Item 5(c), was funded through internally generated funds and/or Laitram’s Revolving Line of Credit with Whitney National Bank, as lender and as agent for Hibernia National Bank and Bank One, NA. The total aggregate principal amount of the line of credit is $45,000,000. The line of credit is evidenced by a Loan Agreement dated June 7, 2004, by and among Laitram, its parent and subsidiary companies, and the lenders. The loan agreement is incorporated by reference as Exhibit 99.4 to this amended Schedule 13D.

ITEM 4. Purpose of Transaction.

Laitram, L.L.C. has purchased 250,000 shares of I/O Common Stock since July 2, 2004, when Amendment No. 3 to Schedule 13D was filed. Laitram, L.L.C., holds Common Stock of I/O as an investment. Subject to market conditions and other factors deemed relevant to it, Laitram, L.L.C., or any person named on Schedule A attached hereto or in Item 5 hereof, may purchase, directly or indirectly, additional shares of I/O Common Stock or dispose of some or all of such shares in open market purchases or privately negotiated transactions.

Mr. Lapeyre, the President of Laitram, L.L.C., is a director of I/O and chairman of its Board of Directors. The actions of Mr. Lapeyre in his capacity as an I/O director

Page 4 of 12 Pages

CUSIP No. 457652105

and chairman of its Board of Directors may be attributable to Laitram, L.L.C. In such case, Laitram, L.L.C. may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a shareholder of I/O, in a transaction involving: the acquisition or disposition of securities of I/O; extraordinary corporate transactions involving I/O or any of its subsidiaries; selling or transferring a material amount of assets of I/O or any of its subsidiaries; changing the present board of directors or management of I/O; materially changing the present capitalization or dividend policy of I/O; making other material changes in I/O’s business or corporate structure; changing I/O’s charter, bylaws or instruments corresponding thereto or other actions which may affect control of I/O; causing the I/O Common Stock no longer to be quoted on the New York Stock Exchange; causing the I/O Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or taking any action similar to any of those enumerated above.

To the best of the knowledge of Laitram, L.L.C., each of the persons named on Schedule A attached hereto, other than James M. Lapeyre, Jr. who has filed a statement on Schedule 13D that speaks for itself, acquired the shares of I/O Common Stock reported herein as beneficially owned by such person for purposes of investment and not for the purpose of changing the control of I/O.

Other than as described in the original Schedule 13D filed by The Laitram Corporation or in any amendment thereto, neither Laitram, L.L.C. nor, to the best of its knowledge, any of the persons named on Schedule A attached hereto (other than James M. Lapeyre, Jr. who has filed an amended statement on Schedule 13D that speaks for itself) has any plans or proposals that relate to or would result in any of the following actions:

•	the acquisition by any person of additional securities of I/O or the disposition of securities of I/O;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving I/O or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of I/O or any of its subsidiaries;

•	any change in the present board of directors or management of I/O, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

•	any material change in the present capitalization or dividend policy of I/O;

•	any other material change in I/O’s business or corporate structure;

•	changes in I/O’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of I/O by any person;

•	causing a class of securities of I/O to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

•	causing a class of securities of I/O to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

•	any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a, b) Laitram, L.L.C. is the beneficial owner of 7,905,344 shares of I/O Common Stock, representing approximately 10.0% of the shares of I/O Common Stock believed to be outstanding. James M. Lapeyre, Jr. has filed a statement on Schedule 13D which reflects that he has the sole power as President of Laitram, L.L.C. to vote or direct the vote and to dispose or direct the disposition of these 7,905,344 shares, unless the Board of Managers of Laitram, L.L.C. changes that power, in which case Mr. Lapeyre may be deemed to share such power with the Board. Notwithstanding Mr. Lapeyre’s Schedule 13D, Laitram L.L.C. considers that it has the sole power to vote or direct the vote and to dispose or direct the disposition of these 7,905,344 shares. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre has disclaimed the beneficial ownership of these 7,905,344 shares.

Laitram Group, Inc. owns no shares of I/O Common Stock.

To the best of the knowledge of Laitram, L.L.C., the officers, managers and controlling persons of Laitram, L.L.C., and the officers and directors of Laitram Group, Inc., all listed on Schedule A hereto, own shares of I/O Common Stock as follows:

Mr. Lapeyre may be deemed to be the beneficial owner of 9,083,528 shares of I/O Common Stock, representing approximately 11.5% of the shares of I/O Common Stock believed to be outstanding. Mr. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of 947,184 shares of I/O Common Stock reported herein as beneficially owned by

Page 5 of 12 Pages

CUSIP No. 457652105

him, including 82,500 shares subject to vested options. Mr. Lapeyre may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of 8,136,344 shares of I/O Common Stock reported herein as beneficially owned by him.

Mr. Lapeyre jointly owns with his wife 10,500 shares of I/O Common Stock reported herein as beneficially owned by him, and she shares with him the power to vote or direct the vote and to dispose or direct the disposition of such securities.

Mr. and Mrs. Lapeyre jointly own as trustees of three separate trusts (each of which holds 3,500 shares of I/O Common Stock) for the benefit of their three children 10,500 shares of I/O Common Stock reported herein as beneficially owned by Mr. Lapeyre. Mr. and Mrs. Lapeyre share the power to vote or direct the vote and to dispose or direct the disposition of all such securities. Pursuant to Rule 13d-4 under the Exchange Act, Mr. and Mrs. Lapeyre disclaim the beneficial ownership of these 10,500 shares.

Mr. Lapeyre also shares with each of his three children the power to vote or direct the vote and to dispose or direct the disposition of 70,000 shares of I/O Common Stock owned by each of them. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the 70,000 shares owned by each of his three children but reported herein as beneficially owned by him.

Mr. Lapeyre’s wife is Sally Huger Lapeyre and his children are James M. Lapeyre, III, Killian Lapeyre and Sarah Lapeyre. Their address is c/o Mr. James M. Lapeyre, Jr., 220 Laitram Lane, Harahan, Louisiana 70123. Mrs. Lapeyre, Sarah Lapeyre and Killian Lapeyre are not employed. James M. Lapeyre, III is employed as an Analyst with the investment bank Parks Paton Hoepfl & Brown, 1900 St. James Place, Suite # 125, Houston, Texas, 77056. During the last five years, none of them has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Lapeyre and each of the three children are citizens of the United States.

Philip F. Lapeyre is the beneficial owner of 20,000 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Philip F. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares. Philip Lapeyre’s wife, Lisa A. Lapeyre, is the beneficial owner of 10,000 shares of I/O common stock, representing less than 1% of the outstanding shares. She has sole power to vote or direct the vote and to dispose or direct the disposition of those shares. Mr. and Mrs. Lapeyre’s minor children are the beneficiaries of a trust, of which Andrew B. Lapeyre is the trustee (see below), that beneficially owns 97,142 shares of I/O Common Stock, of which Mr. and Mrs. Lapeyre disclaim beneficial ownership.

Robert S. Lapeyre may be deemed to be the beneficial owner of 164,965 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Of these shares, 14,965 are held by Mr. Lapeyre as custodian for his three minor children. In addition to the 164,965 shares reported as beneficially owned by Mr. Lapeyre, Mr. Lapeyre’s wife beneficially owns 1,000 shares of I/O Common Stock.

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CUSIP No. 457652105

Robert S. Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of all I/O shares reported herein as beneficially owned by him, and his wife has the sole such power with respect to the 1,000 shares beneficially owned by her. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the 14,965 shares held by him as custodian for his children and the 1,000 shares owned by his wife.

Andrew B. Lapeyre is the beneficial owner of 101,476 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Mr. Andrew Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of the 101,476 shares of I/O Common Stock reported herein as beneficially owned by him. Andrew Lapeyre, in his capacity as trustee of a trust for the benefit of Philip Lapeyre’s children, may be the beneficial owner of 97,142 shares owned by the trust. He has sole voting and dispositive power with respect to those shares, but disclaims beneficial ownership thereof.

Barry L. LaCour does not own any shares of I/O Common Stock.

Lawrence P. Oertling may be deemed to be the beneficial owner of 13,200 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Of these shares, 1,200 are held by Mr. Oertling as custodian for his minor child. Mr. Oertling has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of I/O Common Stock reported herein as beneficially owned by him. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Oertling disclaims the beneficial ownership of the 1,200 shares owned by his child and reported herein as beneficially owned by Mr. Oertling.

Robert D. Munch, Jr. does not own any shares of I/O Common Stock.

G. Charles Lapeyre may be deemed to be the beneficial owner of 85,510 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. Of these shares, 11,616 shares are owned by Mr. G. Charles Lapeyre’s three minor children.

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CUSIP No. 457652105

G. Charles Lapeyre has the sole power to vote or direct the vote and to dispose or direct the disposition of all shares reported herein as beneficially owned by him, except the 11,616 shares owned by his children over which he shares such power with his wife. Pursuant to Rule 13d-4 under the Exchange Act, Mr. and Mrs. G. Charles Lapeyre disclaim the beneficial ownership of the 11,616 shares owned by their children and reported herein as beneficially owned by Mr. Lapeyre.

G. Charles Lapeyre’s wife is Amy M. Lapeyre. Her address is c/o Mr. G. Charles Lapeyre, Jr., 220 Laitram Lane, Harahan, Louisiana 70123, and she is not employed. During the last five years, she has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Amy M. Lapeyre is a citizen of the United States.

Monique Lapeyre McCleskey is the beneficial owner of 101,362 shares of I/O Common Stock, representing less than 1% of the shares of I/O Common Stock believed to be outstanding. In addition to these shares, Mrs. McCleskey’s husband beneficially owns 3,500 shares of I/O Common Stock, over which Mr. McCleskey exercises the sole power to vote or direct the vote and to dispose or direct the disposition. Mrs. McCleskey has the sole power to vote or direct the vote and to dispose or direct the disposition of all shares reported as beneficially owned by her. Pursuant to Rule 13d-4 under the Exchange Act, Mrs. McCleskey disclaims the beneficial ownership of the 3,500 shares owned by her husband.

Pursuant to Rule 13d-4 under the Exchange Act, Laitram, L.L.C. disclaims the beneficial ownership of all shares of I/O Common Stock reported herein as beneficially owned by each of the persons named on Schedule A attached hereto except for the 7,905,344 shares reported herein as beneficially owned by Mr. James M. Lapeyre, Jr. but owned of record by Laitram, L.L.C.

(c) During the past sixty days, neither Laitram, L.L.C. nor, to the best of its knowledge, any person listed on Schedule A hereto, has effected any transactions involving the Common Stock of I/O, except for the following:

Date	Transaction	Person	Shares	Price	Market
12-31-04	Sale	Robert S. Lapeyre	3,000	$8.66	NYSE
1-12-05	Gift to Trust	Philip Lapeyre	97,142	N/A	N/A
1-31-05	Purchase	Robert S. Lapeyre	1,738	$6.26	NYSE
1-31-05	Purchase	Robert S. Lapeyre	900	$6.25	NYSE
1-31-05	Purchase	Robert S. Lapeyre	1,000	$6.22	NYSE
2-01-05	Gift to Spouse	Philip Lapeyre	10,000	N/A	N/A
2-18-05	Purchase	Robert S. Lapeyre	2,000	$6.14	NYSE
2-18-05	Purchase	Robert S. Lapeyre	1,000	$6.13	NYSE
2-22-05	Purchase	Laitram, L.L.C.	150,000	$6.22	NYSE
2-23-05	Purchase	Laitram, L.L.C.	100,000	$6.36	NYSE
2-28-05	Purchase	Philip Lapeyre	2,000	$7.57	NYSE
3-11-05	Purchase	James M. Lapeyre, Jr.	10,000	$6.62	NYSE
3-11-05	Purchase	James M. Lapeyre, Jr.	10,200	$6.63	NYSE
3-11-05	Purchase	James M. Lapeyre, Jr.	4,800	$6.64	NYSE
3-11-05	Purchase	Philip Lapeyre	1,000	$6.58	NYSE
3-16-05	Purchase	Robert S. Lapeyre	3,000	$6.58	NYSE
3-16-05	Purchase	Robert S. Lapeyre	2,000	$6.52	NYSE
3-16-05	Purchase	Philip Lapeyre	2,000	$6.54	NYSE

In addition, the following transactions were effected by the children of persons listed on Schedule A hereto:

Children of James M. Lapeyre, Jr.:

Date	Transaction	Person	Shares	Price	Market
2-22-05	Purchase	Sarah Lapeyre	4,500	$6.16	NYSE
2-22-05	Purchase	Sarah Lapeyre	5,500	$6.20	NYSE
2-22-05	Purchase	Sarah Lapeyre	10,000	$6.24	NYSE
2-22-05	Purchase	Killian Lapeyre	19,100	$6.20	NYSE
2-22-05	Purchase	Killian Lapeyre	900	$6.19	NYSE
2-22-05	Purchase	James M. Lapeyre, III	10,000	$6.20	NYSE
2-22-05	Purchase	James M. Lapeyre, III	4,900	$6.17	NYSE
2-22-05	Purchase	James M. Lapeyre, III	5,100	$6.19	NYSE
3-11-05	Purchase	Sarah Lapeyre	15,000	$6.62	NYSE
3-11-05	Purchase	Killian Lapeyre	10,000	$6.60	NYSE
3-11-05	Purchase	Killian Lapeyre	2,000	$6.61	NYSE
3-11-05	Purchase	Killian Lapeyre	3,000	$6.62	NYSE
3-11-05	Purchase	James M. Lapeyre, III	4,200	$6.55	NYSE
3-11-05	Purchase	James M. Lapeyre, III	7,900	$6.56	NYSE
3-11-05	Purchase	James M. Lapeyre, III	2,900	$6.58	NYSE

Child of Robert S. Lapeyre:

Date	Transaction	Person	Shares	Price	Market
1-20-05	Purchase	Robert T. Lapeyre	170	$6.63	NYSE

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CUSIP No. 457652105

(d) James M. Lapeyre, Jr. may be deemed an “affiliate” of Laitram, L.L.C. as an officer and manager thereof and by reason of his voting power of the capital stock thereof and may therefore be deemed indirectly to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the I/O Common Stock owned of record by Laitram, L.L.C., and such indirect right or power relates to more than 5% of the shares of I/O Common Stock believed to be outstanding.

Certain shares of I/O Common Stock owned by persons listed on Schedule A hereto who are married may be deemed community property under Louisiana law, and in that case both spouses would be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, both parents of minor children who are record owners of I/O shares would be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned of record by their children. The children of James M. Lapeyre, Jr. share with him the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 70,000 shares of I/O Common Stock owned by each of them. Both Mr. and Mrs. James M. Lapeyre, Jr. are deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by them as trustees.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to

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CUSIP No. 457652105

Securities of the Issuer.

In connection with the distribution by Laitram, L.L.C. on March 26, 2003, of 1,002,956 shares of I/O Common Stock to Laitram Group, Inc., its sole member, and the re-distribution of such shares prorata by Laitram Group, Inc. to its shareholders, certain of the Laitram Group, Inc. shareholders agreed that for a period of three years, they would not sell the I/O shares they received in the distribution without the written consent of the majority of the parties to the agreement, voting in proportion to their ownership of the distributed shares. The shareholders of Laitram Group, Inc. who were parties to that agreement are James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui. Effective January 11, 2005, the parties to the agreement cancelled it.

The description of the contents of any document referred to in this Schedule 13D and filed or incorporated by referenced as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated as an exhibit herein by reference.

ITEM 7. Material to be Filed as Exhibits.

EXHIBIT 99.1	Agreement and Plan of Merger dated as of September 30, 1998 by and among I/O Marine, Inc., I/O, DigiCourse, Inc. and The Laitram Corporation. (Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by I/O on November 30, 1998, Commission File No. 1-13402.)

EXHIBIT 99.2	Registration Rights Agreement dated as of November 16, 1998 by and between I/O and The Laitram Corporation. (Incorporated by reference to Exhibit 99.2 to the Form 8-K filed on behalf of I/O on November 30, 1998, Commission File No. 1-13402.)

EXHIBIT 99.3	Shareholders Agreement dated March 26, 2003, among James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui. (Incorporated by reference to Exhibit 99.1 filed with Amendment No. 1 to Schedule 13D by Laitram, L.L.C. on April 28, 2003.)

EXHIBIT 99.4	Loan Agreement dated June 7, 2004, by and among Laitram, L.L.C., Laitram Group, Inc., Intralox, L.L.C., Laitram Machinery, Inc., Lapeyre Stair, Inc., Laitram Machine Shop, L.L.C., Lapeyre Properties, L.L.C., Industrial Microwave Systems, L.L.C., Whitney National Bank, Hibernia National Bank and Bank One, NA. (Incorporated by reference to Exhibit 99.4 filed with Amendment No. 3 to Schedule 13D by Laitram, L.L.C. on July 2, 2004.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

LAITRAM, L.L.C.

By:	/s/ James M. Lapeyre, Jr.
James M. Lapeyre, Jr., President

Dated: March 22, 2005

Page 10 of 12 Pages

CUSIP No. 457652105

SCHEDULE A

Officers, Managers, and Controlling Persons of Laitram, L.L.C.

Name	Officer/Manager	Business Address	Principal Occupation
James M. Lapeyre, Jr.	President; Manager	220 Laitram Lane Harahan, Louisiana 70123	President of Laitram, L.L.C.

Barry L. LaCour	General Counsel and Secretary; Manager	220 Laitram Lane Harahan, Louisiana 70123	General Counsel and Secretary of Laitram, L.L.C.

Lawrence P. Oertling	Chief Financial Officer; Manager	220 Laitram Lane Harahan, Louisiana 70123	Chief Financial Officer of Laitram, L.L.C.

Robert D. Munch, Jr.	Treasurer	220 Laitram Lane Harahan, Louisiana 70123	Treasurer of Laitram, L.L.C.

Laitram Group, Inc.	Parent Company	220 Laitram Lane Harahan, Louisiana 70123

Officers and Directors of Laitram Group, Inc.

Name	Officer/Director	Business Address	Principal Occupation
James M. Lapeyre, Jr.	President; Director	220 Laitram Lane Harahan, Louisiana 70123	President of Laitram, L.L.C

G. Charles Lapeyre	Director	c/o Laitram, L.L.C. 220 Laitram Lane Harahan, Louisiana 70123	Private Investor

Philip F. Lapeyre	Director	220 Laitram Lane Harahan, Louisiana 70123	Technical Support, Laitram Machine Shop, L.L.C.

Monique Lapeyre McCleskey	Director	c/o Laitram, L.L.C. 220 Laitram Lane Harahan, Louisiana 70123	Mrs. McCleskey is not employed.

Robert S. Lapeyre	Director	220 Laitram Lane Harahan, Louisiana 70123	Project Manager at Laitram, L.L.C.

Andrew B. Lapeyre	Director	201 Laitram Lane Harahan, Louisiana 70123	Production Scheduler at Intralox, L.L.C.

Barry L. LaCour	Secretary	220 Laitram Lane Harahan, Louisiana 70123	General Counsel and Secretary of Laitram, L.L.C.

Lawrence P. Oertling	Treasurer	220 Laitram Lane Harahan, Louisiana 70123	Chief Financial Officer of Laitram, L.L.C.

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CUSIP No. 457652105

EXHIBIT INDEX

Exhibit Number	Description

99.1	Agreement and Plan of Merger dated as of September 30, 1998 by and among I/O Marine, Inc., I/O, DigiCourse, Inc. and The Laitram Corporation. (Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by I/O on November 30, 1998, Commission File No. 1-13402.)

99.2	Registration Rights Agreement dated as of November 16, 1998 by and between I/O and The Laitram Corporation. (Incorporated by reference to Exhibit 99.2 to the Form 8-K filed on behalf of I/O on November 30, 1998, Commission File No. 1-13402.)

99.3	Shareholders Agreement dated March 26, 2003, among James M. Lapeyre, Jr., G. Charles Lapeyre, Philip F. Lapeyre, Monique Lapeyre McCleskey, Robert S. Lapeyre, Andrew B. Lapeyre and Amy Lapeyre Gui. (Incorporated by reference to Exhibit 99.1 filed with Amendment No. 1 to Schedule 13D by Laitram, L.L.C. on April 28, 2003.)

99.4	Loan Agreement dated June 7, 2004, by and among Laitram, L.L.C., Laitram Group, Inc., Intralox, L.L.C., Laitram Machinery, Inc., Lapeyre Stair, Inc., Laitram Machine Shop, L.L.C., Lapeyre Properties, L.L.C., Industrial Microwave Systems, L.L.C., Whitney National Bank, Hibernia National Bank and Bank One, NA. (Incorporated by reference to Exhibit 99.4 filed with Amendment No. 3 to Schedule 13D by Laitram, L.L.C. on July 2, 2004.)

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